Condensed Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
June 30, 2022 and 2021

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in Canadian dollars, except share amounts)

As at	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents (note 4)	$33,689,255	$41,262,044
Other receivables (note 8)	355,606	866,055
Prepaid expenses	5,362,596	2,775,800
Total current assets	39,407,457	44,903,899
Property and equipment	392,116	392,041
Right-of-use assets	439,754	584,251
Total assets	$40,239,327	$45,880,191
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,182,323	$1,987,870
Other liabilities (note 8)	—	352,279
Lease liabilities (note 8)	330,351	293,672
Warrant derivative (note 5(b), 10)	31,356	56,017
Total current liabilities	2,544,030	2,689,838
Contract liability	6,730,287	6,730,287
Lease liabilities (note 8)	192,092	361,081
Total liabilities	9,466,409	9,781,206
Commitments and contingencies (note 8)
Shareholders’ equity
Share capital (note 5) Authorized: unlimited Issued: June 30, 2022 – 57,867,367 December 31, 2021 – 55,043,789	396,806,726	391,348,183
Warrants (note 5)	—	3,617,570
Contributed surplus (note 5, 6)	38,801,890	34,161,103
Accumulated other comprehensive income	453,241	387,738
Accumulated deficit	(405,288,939)	(393,415,609)
Total shareholders’ equity	30,772,918	36,098,985
Total liabilities and shareholders' equity	$40,239,327	$45,880,191
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in Canadian dollars, except share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Expenses
Research and development (note 6, 12, 13)	$3,203,972	$3,203,181	$6,911,968	$5,962,195
Operating (note 6, 12, 13)	2,842,156	3,520,986	5,444,246	6,662,876
Loss before the following	(6,046,128)	(6,724,167)	(12,356,214)	(12,625,071)
Change in fair value of warrant derivative (note 10)	39,005	80,159	25,986	(84,621)
Foreign exchange gain (loss)	888,074	(631,352)	413,954	(1,021,906)
Interest income, net	49,063	29,224	67,767	50,717
Loss before income taxes	(5,069,986)	(7,246,136)	(11,848,507)	(13,680,881)
Income tax expense	(24,823)	—	(24,823)	—
Net loss	(5,094,809)	(7,246,136)	(11,873,330)	(13,680,881)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	112,513	(48,370)	65,503	(88,682)
Net comprehensive loss	$(4,982,296)	$(7,294,506)	$(11,807,827)	$(13,769,563)

Basic and diluted loss per common share (note 7)	$(0.09)	$(0.13)	$(0.21)	$(0.26)
Weighted average number of shares (basic and diluted) (note 7)	57,669,167	54,325,212	57,125,833	52,008,768
    See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2020	$356,824,172	$3,617,570	$31,022,356	$400,225	$(367,111,330)	$24,752,993
Net loss and other comprehensive loss	—	—	—	(88,682)	(13,680,881)	(13,769,563)
Issued pursuant to stock option plan (note 5, 6)	313,867	—	(117,751)	—	—	196,116
Issued pursuant to incentive share award plan (note 5, 6)	370,117	—	(370,117)	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	34,168,071	—	—	—	—	34,168,071
Issued pursuant to warrant derivative exercised (note 5)	686,616	—	—	—	—	686,616
Share-based compensation (note 6)	—	—	1,690,318	—	—	1,690,318
Share issue costs (note 5)	(1,237,848)	—	—	—	—	(1,237,848)
As at June 30, 2021	$391,124,995	$3,617,570	$32,224,806	$311,543	$(380,792,211)	$46,486,703

As at December 31, 2021	$391,348,183	$3,617,570	$34,161,103	$387,738	$(393,415,609)	$36,098,985
Net loss and other comprehensive income	—	—	—	65,503	(11,873,330)	(11,807,827)
Issued pursuant to stock option plan (note 5, 6)	19,570	—	(7,487)	—	—	12,083
Issued pursuant to incentive share award plan (note 5, 6)	98,388	—	(98,388)	—	—	—
Expiry of equity warrant agreement (note 5)	—	(3,617,570)	3,617,570	—	—	—
Issued pursuant to "At the Market" Agreement (note 5)	5,819,149	—	—	—	—	5,819,149
Share-based compensation (note 6)	—	—	1,129,092	—	—	1,129,092
Share issue costs (note 5)	(478,564)	—	—	—	—	(478,564)
As at June 30, 2022	$396,806,726	$—	$38,801,890	$453,241	$(405,288,939)	$30,772,918
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in Canadian dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating Activities
Net loss for the period	$(5,094,809)	$(7,246,136)	$(11,873,330)	$(13,680,881)
Depreciation - property and equipment (note 12)	23,647	75,340	47,599	95,890
Depreciation - right-of-use-assets (note 12)	73,960	88,493	147,572	174,677
Share-based compensation (note 6, 12, 13)	490,111	1,032,242	1,129,092	1,690,318
Interest expense on lease liabilities	21,327	24,450	45,101	38,259
Unrealized foreign exchange (gain) loss	(785,135)	713,763	(375,272)	1,233,131
Change in fair value of warrant derivative (note 10)	(39,005)	(80,159)	(25,986)	84,621
Net change in non-cash working capital (note 11)	(1,607,305)	(1,404,875)	(2,264,110)	(2,001,354)
Cash used in operating activities	(6,917,209)	(6,796,882)	(13,169,334)	(12,365,339)
Investing Activities
Acquisition of property and equipment	(11,645)	(6,598)	(47,166)	(6,598)
Cash used in investing activities	(11,645)	(6,598)	(47,166)	(6,598)
Financing Activities
Proceeds from exercise of stock options (note 6)	—	6,766	12,083	196,116
Proceeds from exercise of warrant derivative (note 5)	—	—	—	230,946
Proceeds from "At the Market" equity distribution agreement (note 5)	249,937	8,072,561	5,340,585	32,930,223
Payment of lease liabilities	(93,668)	(98,555)	(182,504)	(210,228)
Cash provided by financing activities	156,269	7,980,772	5,170,164	33,147,057
(Decrease) increase in cash	(6,772,585)	1,177,292	(8,046,336)	20,775,120
Cash and cash equivalents, beginning of period	39,483,022	50,362,162	41,262,044	31,219,574
Impact of foreign exchange on cash and cash equivalents	978,818	(740,022)	473,547	(1,195,262)
Cash and cash equivalents, end of period	$33,689,255	$50,799,432	$33,689,255	$50,799,432
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our condensed interim consolidated financial statements for the period ended June 30, 2022, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on August 10, 2022. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Market and the Toronto Stock Exchange. Our principal place of business is located at 804, 322 11th Avenue SW, Calgary, Alberta, Canada.

We are a development-stage biopharmaceutical company that focuses on the development of immunotherapeutic products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is an intravenously delivered immunotherapeutic agent that may be a novel treatment for certain types of cancer and may be an alternative to or used in combination with existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies.

The full extent to which external factors outside of our control, including those related to the coronavirus infectious disease 2019 (“COVID-19”) pandemic and the global political conflict in Ukraine, may directly or indirectly impact our business, results of operations and financial condition, including our ability to finance our operations, expenses, clinical trials, and research and development costs, will depend on future developments that are evolving and highly uncertain. We considered the potential impact of these events, including global supply chain disruptions, inflation, and rising interest rates, when making certain estimates and judgments relating to the preparation of these consolidated financial statements. While there was no material impact to our condensed interim consolidated financial statements as of and for the six months ended June 30, 2022, our future assessment of the magnitude and duration of COVID-19 and conflict in Ukraine, as well as other factors, could result in a material impact to our consolidated financial statements in future reporting periods.

Note 2: Basis of Financial Statement Presentation

Our condensed interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at June 30, 2022 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2021. We have consistently applied the same accounting policies for all periods presented in these condensed interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2021.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Note 3: Significant Accounting Policies

Accounting Standards and Interpretations Issued but Not Yet Effective

IAS 1 Presentation of Financial Statements
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements in which it provides guidance and example to help entities apply materiality judgements to accounting policy disclosures. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of 'accounting estimates'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amendments clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IAS 12 Income Taxes
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments apply to annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. We are assessing the impact of adopting this standard on our consolidated financial statements.

Note 4: Cash Equivalents

Cash equivalents consist of interest-bearing deposits with our bank totaling $31,968,411 (December 31, 2021 – $39,901,509).  The current annual interest rate earned on these deposits is 1.21% (December 31, 2021 – 0.45%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares

	Shares
	Number	Amount
As at December 31, 2020	46,166,980	$356,824,172
Issued pursuant to stock option plan	123,159	381,771
Issued pursuant to incentive share award plan	150,899	543,833
Issued pursuant to "At the Market" (ATM) equity distribution agreement(a)(c)	8,401,029	34,168,071
Issued pursuant to warrant derivative exercised(b)	201,722	686,616
Share issue costs	—	(1,256,280)
As at December 31, 2021	55,043,789	$391,348,183
Issued pursuant to stock option plan	8,333	19,570
Issued pursuant to incentive share award plan	40,560	98,388
Issued pursuant to "At the Market" (ATM) equity distribution agreement(c)(d)	2,774,685	5,819,149
Share issue costs	—	(478,564)
As at June 30, 2022	57,867,367	$396,806,726
(a)On June 15, 2020, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$40,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. This sales agreement was terminated on March 4, 2021. During the six months ended June 30, 2021, we sold 5,685,097 common shares for gross proceeds of US$18,503,188 at an average price of US$3.25. We received, net of commissions of US$555,096, proceeds of US$17,948,092. In total, we incurred share issue costs (including commissions) of $707,421.

(b)On August 16, 2019, pursuant to an underwritten public offering, 4,619,773 units were sold at a purchase price of US$0.81 per unit. Each unit included one common share with a fair value of US$0.54 and one common share purchase warrant with a fair value of US$0.27. These warrants were classified as a financial liability. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024. No warrants were exercised during the six months ended June 30, 2022. During the six months ended June 30, 2021, our share capital included fair value of $455,670 in addition to gross proceeds of US$181,550 for the 201,722 warrants that were exercised.

(c)On March 5, 2021, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allowed us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$80,000,000 over a 16-month period through the facilities of the Nasdaq Capital Market in the United States. During the six months ended June 30, 2022, we sold 2,719,770 (June 30, 2021 - 2,715,932) common shares for gross proceeds of US$4,560,307 (June 30, 2021 - US$8,654,892) at an average price of US$1.68 (June 30, 2021 - US$3.19). We received, net of commissions of US$136,809 (June 30, 2021 - US$259,647), proceeds of US$4,423,498 (June 30, 2021 - US$8,395,245). In total, we incurred share issue costs (including commissions) of $209,278 (June 30, 2021 - $530,427). This sales agreement was terminated on June 16, 2022.

(d)On June 17, 2022, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. The ATM allows us to issue common shares, at prevailing market prices, with an aggregate offering value of up to US$65,000,000 over a 25-month period through the facilities of the Nasdaq Capital Market in the United States. During the six months ended June 30, 2022, we sold 54,915 common shares for gross proceeds of US$58,397 at an average price of US$1.06. We received, net of commissions of US$1,752, proceeds of US$56,645. In total, we incurred share issue costs (including commissions) of $269,286.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Equity Warrants
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant, which were classified as equity. These warrants expired on June 1, 2022, and were transferred to contributed surplus on the interim consolidated statement of financial position upon expiry. There was no cash flow impact as a result of the warrant expiry.

The following table summarizes our outstanding equity warrants:

	Number	Amount
As at December 31, 2021	16,443,500	$3,617,570
Expired	(16,443,500)	(3,617,570)
As at June 30, 2022	—	$—

Note 6: Share-Based Compensation
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at June 30:

	2022		2021
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	5,334,420	3.53	3,764,055	4.08
Granted	222,500	1.27	1,172,500	3.42
Forfeited	(62,962)	3.83	(56,226)	4.08
Expired	(252,294)	7.39	(526)	52.63
Exercised	(8,333)	1.45	(93,159)	2.11
Outstanding, end of the period	5,233,331	3.25	4,786,644	3.95
Exercisable, end of the period	3,382,091	3.48	2,174,143	4.99

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$0.54 - $1.89	932,498	2.13	1.36	754,998	1.37
$1.90 - $3.05	1,011,942	3.37	2.36	516,542	2.46
$3.06 - $3.29	1,532,500	2.45	3.17	1,016,659	3.17
$3.30 - $3.40	1,057,500	3.69	3.40	457,501	3.40
$3.41 - $40.00	698,891	2.37	7.01	636,391	7.35
	5,233,331	2.81	3.25	3,382,091	3.48

Option grants vest either immediately or annually over periods ranging from one to three years.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
We use the Black-Scholes valuation model to estimate fair value. We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

The estimated fair value of stock options granted during the period was determined using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	2.75%	0.49%
Expected hold period to exercise	3.0 years	3.0 years
Expected share price volatility	109.86%	110.87%
Expected dividend yield	Nil	Nil
Weighted average fair value of options	$0.85	$2.27

Incentive Share Award Plan

Restricted Share Units ("RSUs")
We have granted RSUs to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also granted RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three-year period. The following RSUs are outstanding at June 30:

	2022	2021
Outstanding, beginning of the period	40,560	134,618
Released	(40,560)	(39,941)
Outstanding, end of the period	—	94,677

We have reserved 5,786,737 common shares for issuance relating to our outstanding equity compensation plans. Our share-based compensation were $490,111 and $1,129,092 for the three and six months ended June 30, 2022, respectively (June 30, 2021 - $1,032,242 and $1,690,318, respectively).

Note 7: Loss Per Common Share

Loss per common share is calculated using net loss for the period and the weighted average number of common shares outstanding for the three and six months ended June 30, 2022 of 57,669,167 and 57,125,833, respectively (June 30, 2021 - 54,325,212 and 52,008,768, respectively). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 8: Commitments

We are committed to payments totaling $17,683,381 for activities mainly related to our clinical trial, manufacturing and translational science programs which are expected to occur over the next three years.

Our commitments include the committed payments related to our co-development agreement with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as this phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. As at June 30, 2022, we recorded US$155,845 ($200,822) (December 31, 2021 - US$616,855 ($782,049)) in other receivables related to BRACELET-1 cost from Pfizer per the terms of the collaboration agreement and nil (December 31, 2021 - US$277,866 ($352,279)) in other liabilities representing future trial costs to be incurred.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 6 years. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. We have variable lease payments related to office space lease operating costs that are not material. Lease liabilities have been measured by discounting future lease payments using our incremental borrowing rate as rates implicit in the leases were not readily determinable.
Our total undiscounted lease liability as at June 30, 2022 is as follows:

June 30, 2022
Less than one year	$386,669
One to five years	244,077
More than five years	—
Total undiscounted lease liability	$630,746

Note 9: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs, and intellectual property expansion and protection. We include shareholders' equity and cash and cash equivalents in the definition of capital.

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$33,689,255	$41,262,044
Shareholders’ equity	$30,772,918	$36,098,985

We do not have any debt other than accounts payable and accrued liabilities and lease liabilities. We also have commitments and contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 16, 2022, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the U.S. or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 16, 2024.

Our Base Shelf allowed us to enter into our US$65,000,000 ATM equity distribution agreement in June 2022 (see Note 5). We use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital and better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2022.

Note 10: Financial Instruments

Fair value of financial instruments

Our financial instruments consist of cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and warrant derivative. As at June 30, 2022, the carrying amount of our cash and cash equivalents, other receivables, and accounts payable and accrued liabilities approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2022, the fair value of our warrant derivative was $31,356 (December 31, 2021 - $56,017). We use the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Company's common share historical volatility less an estimated market participant risk adjustment. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates with an approximate equivalent remaining term in effect at the time of valuation and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

Financial risk management

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and other receivables from Pfizer in connection with the BRACELET-1 study (see Note 8) in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar as a portion of our financial assets and liabilities are denominated in such currency. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2022 by approximately $256,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Significant balances in foreign currencies at June 30, 2022 are as follows:

US dollars
Cash and cash equivalents	$24,828,157
Accounts payable and accrued liabilities	(844,588)
$23,983,569

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 9. Accounts payable and accrued liabilities are all due within the current operating period.

Note 11: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Change in:
Other receivables	$(253,389)	$(24,192)	$510,449	$(46,196)
Prepaid expenses	(1,412,264)	(1,622,046)	(2,586,796)	(2,076,576)
Accounts payable and accrued liabilities	133,847	275,341	194,453	388,964
Other liabilities	—	—	(352,279)	(123,985)
Non-cash impact of foreign exchange	(75,499)	(33,978)	(29,937)	(143,561)
Change in non-cash working capital related to operating activities	$(1,607,305)	$(1,404,875)	$(2,264,110)	$(2,001,354)

Other Cash Flow Disclosures

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash interest received	$70,390	$53,674	$112,868	$88,976
Cash taxes paid	$43,707	$17,088	$43,707	$17,088

ONCOLYTICS BIOTECH INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(in Canadian dollars, except share amounts)
June 30, 2022
Note 12: Other Expenses and Adjustments

The following details highlight certain components of the research and development and operating expenses classified by nature. The remaining research and development and operating expenses include expenses paid to third parties.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development expenses:
Employee compensation and benefits	$1,178,318	$967,079	$2,364,705	$1,885,259
Share-based compensation	277,957	597,345	637,273	958,948

Operating expenses:
Depreciation - property and equipment	$23,647	$75,340	$47,599	$95,890
Depreciation - right-of-use-assets	73,960	88,493	147,572	174,677
Employee compensation and benefits	574,109	516,363	1,148,339	1,047,950
Share-based compensation	212,154	434,897	491,819	731,370

Note 13: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of key executives of the Company and members of the Board of Directors.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Compensation and short-term benefits	$798,935	$771,934	$1,593,069	$1,556,565
Share-based compensation	317,157	707,778	769,072	1,167,071
	$1,116,092	$1,479,712	$2,362,141	$2,723,636